MOTORCAR PARTS OF AMERICA, INC.
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144887
PROSPECTUS SUPPLEMENT NO. 11
(To Prospectus dated October 22, 2007)
     This is a prospectus supplement to our prospectus dated October 22, 2007 relating to the resale from time to time by selling stockholders of up to 4,188,192 shares of our Common Stock. On August 22, 2008, we filed with the Securities and Exchange Commission a Current Report on Form 8-K with respect to our entry on August 21, 2008 into a Third Amendment, dated as of August 19, 2008, to our Amended and Restated Credit Agreement with Union Bank of California, N.A. The Form 8-K is attached to and made a part of this prospectus supplement.
     This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.
     The securities offered by the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” referenced on page 2 of the prospectus in determining whether to purchase the Common Stock.
The date of this prospectus supplement is August 26, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 21, 2008
Motorcar Parts of America, Inc.
(Exact name of registrant as specified in its charter)

New York	001-33861	11-2153962

(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

2929 California Street, Torrance CA	90503

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (310) 212-7910
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement
Item 9.01. Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX

Item 1.01. Entry into a Material Definitive Agreement.
     On August 21, 2008, Motorcar Parts of America, Inc. (the “Registrant”) entered into a Third Amendment, dated as of August 19, 2008, to its Amended and Restated Credit Agreement (as amended to date, the “Credit Agreement”) with Union Bank of California, N.A. (the “Bank”). Under the terms of the Third Amendment, the amount of credit available to the Registrant under its revolving line of credit with the Bank was increased from $35,000,000 to $40,000,000. The Third Amendment also increased the minimum EBITDA covenant. A copy of the Third Amendment and the related revolving note are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits

99.1	Third Amendment to Amended and Restated Credit Agreement, dated as of August 19, 2008, between Motorcar Parts of America, Inc. and Union Bank of California, N.A.

99.2	Revolving Note, dated as of August 19, 2008, executed by Motorcar Parts of America, Inc. in favor of Union Bank of California, N.A.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTORCAR PARTS OF AMERICA, INC.
Date: August 21, 2008	/s/ Michael M. Umansky
Michael M. Umansky
Vice President and General Counsel

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EXHIBIT INDEX

99.1	Third Amendment to Amended and Restated Credit Agreement, dated as of August 19, 2008, between Motorcar Parts of America, Inc. and Union Bank of California, N.A.

99.2	Revolving Note, dated as of August 19, 2008, executed by Motorcar Parts of America, Inc. in favor of Union Bank of California, N.A.

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Exhibit 99.1
THIRD AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT
     THIS THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (“Third Amendment”), dated as of August 19, 2008, is made and entered into by and between MOTORCAR PARTS OF AMERICA, INC., a New York corporation (“Borrower”), and UNION BANK OF CALIFORNIA, N.A., a national banking association (“Bank”).
RECITALS:
A. Borrower and Bank are parties to that certain Amended and Restated Credit Agreement dated as of October 24, 2007, as amended by (i) that certain First Amendment dated as of January 14, 2008 and (ii) that certain Second Amendment dated as of May 13, 2008 (as so amended, the “Agreement”), pursuant to which Bank agreed to make various credit facilities available to Borrower in the respective amounts provided for therein.
B. Borrower has requested that Bank agree to (i) increase the Revolving Credit Commitment from Thirty-Five Million Dollars ($35,000,000) to Forty Million Dollars ($40,000,000) and (ii) amend the Agreement in certain other respects. Bank is willing to agree to so increase the Revolving Credit Commitment and to so amend the Agreement, subject, however, to the terms and conditions of this Third Amendment.
AGREEMENT:
     In consideration of the above recitals and of the mutual covenants and conditions contained herein, Borrower and Bank agree as follows:
1. Defined Terms. Initially capitalized terms used herein which are not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
2. Amendments to the Agreement.
     (a) The definition of “Permitted Indebtedness” appearing in Section 1 of the Agreement is hereby amended by (i) deleting the word “and” appearing after the semicolon at the end of subsection (g) of such definition, (ii) relettering subsection (h) thereof as subsection (i), and (iii) adding a new subsection (h) thereto, which shall read in full as follows:
          “(h) term Indebtedness of Borrower in a principal amount not to exceed Two Million Dollars ($2,000,000), provided that such Indebtedness is at

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all times during the term of this Agreement duly subordinated in right of payment to the Obligations owing by Borrower to Bank pursuant to a subordination agreement in form and substance acceptable to Bank; and”
     (b) Section 1 of the Agreement is hereby further amended by adding a new definition of “Third Amendment” thereto, which shall read in full as follows:
          “‘Third Amendment’ shall mean that certain Third Amendment to this Agreement, dated as of August 19, 2008, by and between Borrower and Bank.”
     (c) Section 2.1 of the Agreement is hereby amended to read in full as follows:
          “2.1 Revolving Credit Commitment. Subject to the terms and conditions of this Agreement, from the effective date of the Third Amendment to this Agreement to but excluding the Revolving Credit Commitment Termination Date, provided that no Event of Default then has occurred and is continuing, Bank will make one or more revolving loans (collectively, the ‘Revolving Loans’ and individually, a ‘Revolving Loan’) to Borrower as Borrower may request from time to time; provided, however, that (a) the aggregate outstanding principal amount of all such Revolving Loans at any one time shall not exceed Forty Million Dollars ($40,000,000) (the ‘Revolving Credit Commitment’) and (b) the aggregate principal amount of all Revolving Loans made by Bank to Borrower during the term of this Agreement, the proceeds of which are used by Borrower for the purpose of consummating a Permitted Acquisition, shall not exceed Fifteen Million Dollars ($15,000,000). Each Revolving Loan requested and made hereunder which bears interest at a rate based upon the Base Interest Rate (as such term is defined in the Revolving Note) shall be in a principal amount of not less than Five Hundred Thousand Dollars ($500,000). Each Revolving Loan requested and made hereunder which bears interest at a rate based upon the Reference Rate (as such term is defined in the Revolving Note) shall be in a principal amount of not less than One Hundred Thousand Dollars ($100,000). Within the limits of time and amount set forth in this Section 2.1, Borrower may borrow, repay and reborrow Revolving Loans under the Revolving Credit Commitment. All Revolving Loans shall be requested before the Revolving Credit Commitment Termination Date, on which date all outstanding principal of and accrued but unpaid interest on all Revolving Loans shall be due and payable. Borrower’s obligation to repay the outstanding principal amount of all Revolving Loans, together with accrued but unpaid interest thereon, shall be evidenced by a promissory note issued by Borrower in favor of Bank (the ‘Revolving Note’) on the standard form used by Bank to evidence its commercial loans. Bank shall enter the amount of each Revolving Loan, and any payments thereof, in its books and records, and such entries shall be prima facie evidence of the principal amount outstanding under the Revolving Credit Commitment. The failure of Bank to make any notation in its books and records shall not

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discharge Borrower of its obligation to repay in full with interest all amounts borrowed hereunder. The proceeds of the Revolving Loans shall be disbursed pursuant to an Authorization to Disburse, on Bank’s standard form therefor, executed and delivered by Borrower to Bank, and used by Borrower for any of the purposes set forth in Section 2.3(a) hereinbelow.”
     (d) Section 6.5 of the Agreement is hereby amended to read in full as follows:
          “6.5 EBITDA.
               (a) Borrower and its Subsidiaries shall achieve EBITDA of not less than (i) Four Million Dollars ($4,000,000) for each of the two (2) fiscal quarters ending September 30, 2008 and December 31, 2008 and (ii) Four Million Five Hundred Thousand Dollars ($4,500,000) for each fiscal quarter thereafter; and
               (b) Borrower and its Subsidiaries shall achieve total EBITDA of not less than (i) Seventeen Million Dollars ($17,000,000) as of the last day of each of the two (2) fiscal quarters ending September 30, 2008 and December 31, 2008, in each case for the four (4) consecutive fiscal quarters ending on such date and (ii) Nineteen Million Five Hundred Thousand Dollars ($19,500,000) as of the last day of each fiscal quarter thereafter, in each case for the four (4) consecutive fiscal quarters ending on such date.”
3. Effectiveness of this Third Amendment. This Third Amendment shall become effective as of the date hereof when, and only when, Bank shall have received all of the following, in form and substance satisfactory to Bank:
     (a) A counterpart of this Third Amendment, duly executed by Borrower:
     (b) A replacement Revolving Note, on Bank’s standard form therefor, in the principal amount of Forty Million Dollars ($40,000,000), duly executed by Borrower;
     (c) An Authorization to Disburse, on Bank’s standard form therefor, duly executed by Borrower, authorizing Bank to disburse the proceeds of advances under the replacement Revolving Note as provided for in the Agreement, as amended hereby;
     (d) An amendment fee in the sum of Fifteen Thousand Dollars ($15,000), which amendment fee shall be non-refundable;
     (e) A legal documentation fee in the sum of Two Thousand Five Hundred Dollars ($2,500), which legal documentation fee shall be non-refundable; and

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     (f) Such other documents, instruments or agreements as Bank may reasonably deem necessary in order to effect fully the purposes of this Third Amendment.
4. Ratification.
     (a) Except as specifically amended hereinabove, the Agreement shall remain in full force and effect and is hereby ratified and confirmed; and
     (b) Upon the effectiveness of this Third Amendment, each reference in the Agreement to “this Agreement”, “hereunder”, “herein”, “hereof”, or words of like import referring to the Agreement shall mean and be a reference to the Agreement, as amended by this Third Amendment, and each reference in the Agreement to the “Revolving Note” or words of like import referring to the Revolving Note shall mean and be a reference to the replacement Revolving Note issued by Borrower in favor of Bank pursuant to this Third Amendment.
5. Representations and Warranties. Borrower represents and warrants as follows:
     (a) Each of the representations and warranties contained in Section 5 of the Agreement, as amended hereby, is hereby reaffirmed as of the date hereof, each as if set forth herein;
     (b) The execution, delivery and performance of this Third Amendment and the execution and delivery of the replacement Revolving Note provided for hereinabove are within Borrower’s corporate powers, have been duly authorized by all necessary corporate action, have received all necessary approvals, if any, and do not contravene any law or any contractual restriction binding on Borrower;
     (c) This Third Amendment is, and the replacement Revolving Note provided for hereinabove when executed and delivered for value received shall be, the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms; and
     (d) No event has occurred and is continuing or would result from this Third Amendment which constitutes an Event of Default under the Agreement, or would constitute an Event of Default but for the requirement that notice be given or time elapse, or both.

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6. Governing Law. This Third Amendment shall be deemed a contract under and subject to, and shall be construed for all purposes and in accordance with, the laws of the State of California.
7. Counterparts. This Third Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.
     WITNESS the due execution hereof as of the date first above written.
“Borrower”
MOTORCAR PARTS OF AMERICA, INC.

By:	/s/ Selwyn H. Joffe Selwyn H. Joffe Chairman, President and Chief Executive Officer
“Bank”
UNION BANK OF CALIFORNIA, N.A.

By:	/s/ Rafael Vistan Rafael Vistan Vice President

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Exhibit 99.2
REVOLVING NOTE
Borrower’s Name: Motorcar Parts of America, Inc.

Borrower’s Address:	Office: #30361	Loan Number:

2929 California Avenue		639-182-630-8
Torrance, California 90503
	Termination Date:	Amount:

	October 1, 2009	$40,000,000

$40,000,000	Date: August 19, 2008
FOR VALUE RECEIVED, on October 1, 2009 (the “Revolving Credit Commitment Termination Date”), the undersigned (“Borrower”) promises to pay to the order of UNION BANK OF CALIFORNIA, N.A. (“Bank”), as indicated below, the principal sum of Forty Million Dollars ($40,000,000), or so much thereof as may be disbursed under the Credit Agreement (as such term is defined hereinbelow), together with interest on the balance of such principal from time to time outstanding, at the per annum rate or rates and at the times set forth below. This Revolving Note (“Note”) is the replacement Revolving Note referred to in the Credit Agreement (as such term is defined hereinbelow) and is governed by the terms and conditions thereof. Initially capitalized terms used herein which are not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.
1. INTEREST PAYMENTS. Borrower shall pay interest on the first day of each month, commencing September 1, 2008. Should interest not be paid when due, it shall become part of the principal and bear interest as herein provided. All computations of interest under this Note shall be made on the basis of a year of 360 days, for actual days elapsed. If any interest rate defined in this Note ceases to be available from Bank for any reason, then said interest rate shall be replaced by the rate then offered by Bank, which, in the sole discretion of Bank, most closely approximates the unavailable rate.
     (a) BASE INTEREST RATE. At Borrower’s option, amounts outstanding hereunder in increments of at least Five Hundred Thousand Dollars ($500,000) shall bear interest at a rate, based on an index selected by Borrower, equal to Bank’s LIBOR Rate for the Interest Period selected by Borrower plus the Applicable Margin.

     No Base Interest Rate may be changed, altered or otherwise modified until the expiration of the Interest Period selected by Borrower. The exercise of interest rate options by Borrower shall be as recorded in Bank’s records, which records shall be prima facie evidence of the amount borrowed under either interest rate option and the interest rate; provided, however, that the failure of Bank to make any such notation in its records shall not discharge Borrower from its obligation to repay in full with interest all amounts borrowed hereunder. In no event shall any Interest Period extend beyond the Revolving Credit Commitment Termination Date.
     To exercise this option, Borrower may, from time to time with respect to principal outstanding on which the Base Interest Rate is not accruing, and on the expiration of any Interest Period with respect to principal outstanding on which the Base Interest Rate has been accruing, select an index offered by Bank for a Base Interest Rate Loan and an Interest Period by telephoning an authorized lending officer of Bank located at the banking office identified below prior to 10:00 a.m., Pacific time, on any Business Day and advising that lending officer of the selected index, the Interest Period and the Origination Date selected (which Origination Date, for a Base Interest Rate Loan based on the LIBOR Rate, shall follow the date of such selection by no more than two (2) Business Days).
     Bank will mail a written confirmation of the terms of the selection to Borrower promptly after the selection is made. Failure to send such confirmation shall not affect Bank’s rights to collect interest at the rate selected. If, on the date of the selection, the index is unavailable for any reason, the selection shall be void. Bank reserves the right to fund the principal from any source of funds, notwithstanding any Base Interest Rate selected by Borrower.
     (b) VARIABLE INTEREST RATE. All principal outstanding hereunder which is not bearing interest at a Base Interest Rate shall bear interest at a rate per annum equal to the Reference Rate plus the Applicable Margin, which rate shall vary as and when the Reference Rate or the Applicable Margin, as the case may be, changes.
     At any time prior to the Revolving Credit Commitment Termination Date, subject to the provisions of paragraph 4 of this Note, Borrower may borrow, repay and reborrow hereon so long as the total outstanding at any one time does not exceed the maximum principal amount of this Note. Borrower shall pay all amounts due under this Note in lawful money of the United States at Bank’s San Fernando Valley Commercial Banking Office, or such other office as may be designated by Bank, from time to time.
2. LATE PAYMENTS. If any payment required by the terms of this Note shall remain unpaid ten days after same is due, at the option of Bank, Borrower shall pay a fee of $100 to Bank.
3. INTEREST RATE FOLLOWING DEFAULT. In the event of default, at the option of Bank, and, to the extent permitted by law, interest shall be payable on the outstanding principal under this Note at a per annum rate equal to three percent (3%) in excess of the applicable interest rate provided for in paragraph 1(b) of this Note, calculated from the date of default until all amounts payable under this Note are paid in full.
4. PREPAYMENT.
     (a) Amounts outstanding under this Note bearing interest at a rate based on the Reference Rate may be prepaid in whole or in part at any time, without penalty or premium. Borrower may prepay amounts outstanding under this Note bearing interest at the Base Interest Rate in whole or in part, provided that Borrower has given Bank not less than five (5) Business Days’ prior written notice of Borrower’s intention to make such prepayment and pays to Bank the prepayment fee due as a result. The prepayment fee shall also be paid if Bank, for any other reason, including acceleration or foreclosure, receives all or any portion of principal bearing interest at the Base Interest Rate prior to its scheduled payment date. The prepayment fee shall be an amount equal to the present value of the product of: (i) the difference (but not less than zero) between (a) the Base Interest Rate applicable to the principal amount which is being prepaid and (b) the return which Bank could obtain if it used the amount of such prepayment of principal to purchase at bid price regularly quoted securities issued by the United States having a maturity date most closely coinciding with the relevant Base Rate Maturity Date and such securities were held by Bank until the relevant Base Rate Maturity Date (“Yield Rate”); (ii) a fraction, the numerator of which is the number of days in the period between the date of prepayment and the relevant Base Rate Maturity Date and the denominator of which is 360; and (iii) the amount of the principal so prepaid (except in the event that principal payments are required and have been made as scheduled under the terms of the Base Interest Rate Loan being prepaid, then an amount equal to the lesser of (A) the amount prepaid or (B) fifty percent (50%) of the sum of (1) the amount prepaid and (2) the amount of principal scheduled under the terms of the Base Interest Rate Loan being prepaid to be outstanding at the relevant Base Rate Maturity Date). Present value under this Note is determined by discounting the above product to present value using the Yield Rate as the annual discount factor.
     (b) In no event shall Bank be obligated to make any payment or refund to Borrower, nor shall Borrower be entitled to any setoff or other claim against Bank, should the return which Bank could obtain under the above prepayment formula exceed the interest that Bank would have received if no prepayment had occurred. All prepayments shall include payment of accrued interest on the principal amount so prepaid and shall be applied to payment of interest before application to principal. A determination by Bank as to the prepayment fee amount, if any, shall be conclusive.
     (c) Bank shall provide Borrower a statement of the amount payable on account of prepayment. Borrower acknowledges that (i) Bank establishes a Base Interest Rate upon the understanding that it apply to the Base Interest Rate Loan for the entire Interest Period, and (ii) Bank would not lend to Borrower without Borrower’s express agreement to pay Bank the prepayment fee described above.
     Borrower Initial Here:

5. DEFAULT AND ACCELERATION OF TIME FOR PAYMENT. Default shall mean the occurrence of an Event of Default under and as defined in the Credit Agreement. Upon the occurrence of any such Event of Default, Bank, in its discretion, may cease to advance funds hereunder and may declare all obligations under this Note immediately due and payable; provided, however, that upon the occurrence of an Event of Default under Section 8.1(d), (e) or (f) of the Credit Agreement, all outstanding principal and accrued but unpaid interest hereunder shall automatically become immediately due and payable.
6. ADDITIONAL AGREEMENTS OF BORROWER. If any amounts owing under this Note are not paid when due, Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees (including the allocated costs of Bank’s in-house counsel and legal staff) incurred by Bank in the collection or enforcement of any amount outstanding hereunder. Borrower and any Obligor, for the maximum period of time and the full extent permitted by law, (a) waive diligence, presentment, demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this Note. The receipt of any check or other item of payment by Bank, at its option, shall not be considered a payment on account until such check or other item of payment is honored when presented for payment at the drawee bank. Bank may delay the credit of such payment based upon Bank’s schedule of funds availability, and interest under this Note shall accrue until the funds are deemed collected. In any action brought under or arising out of this Note, Borrower and any Obligor, including their successors and assigns, hereby consent to the jurisdiction of any competent court within the State of California, as provided in any alternative dispute resolution agreement executed between Borrower and Bank, and consent to service of process by any means authorized by said state’s law. The term “Bank” includes, without limitation, any holder of this Note. This Note shall be construed in accordance with and governed by the laws of the State of California. This Note hereby incorporates any alternative dispute resolution agreement previously, concurrently or hereafter executed between Borrower and Bank.
7. DEFINITIONS. As used herein, the following terms shall have the meanings respectively set forth below: “Applicable Margin” shall mean, (a) in the case of a Base Interest Rate Loan, (i) two percent (2%) per annum, if the Leverage Ratio as of the last day of the most recent fiscal quarter in respect of which Borrower has furnished a Financial Statement (as such term is defined in the Credit Agreement) to Bank as required by the Credit Agreement (the “Reported Period”) is greater than or equal to 1.50 to 1.00 or (ii) one and three-quarters percent (1-3/4%) per annum, if the Leverage Ratio as of the last day of the most recent Reported Period is less than 1.50 to 1.00, and (b) in the case of a Reference Rate Loan, (i) zero percent (0%) per annum, if the Leverage Ratio as of the last day of the most recent Reported Period is greater than or equal to 1.50 to 1.00 or (ii) minus one-quarter of one percent (-1/4 of 1%) per annum, if the Leverage Ratio as of the last day of the most recent Reported Period is less than 1.50 to 1.00. A change to the Applicable Margin resulting from a change in the Leverage Ratio shall be implemented quarterly on a prospective basis (1) for each Base

Interest Rate Loan, on the first day of any Interest Period and (2) for each Reference Rate Loan, on the first day of the calendar month after the date of delivery by Borrower to Bank of the Financial Statements evidencing the need for an adjustment. The failure of Borrower to deliver to Bank any of the Financial Statements in accordance with the Credit Agreement shall, in addition to any other remedy provided for in the Credit Agreement, result in an increase in the Applicable Margin to the highest level set forth in this definition. If an Event of Default has occurred and is continuing at the time any reduction in the Applicable Margin is to be implemented, no reduction may occur until the first day of the calendar month following the date on which such Event of Default is cured or waived by Bank. “Base Interest Rate” shall mean a rate of interest based on the LIBOR Rate. “Base Interest Rate Loan” shall mean amounts outstanding under this Note that bear interest at the Base Interest Rate. “Base Rate Maturity Date” shall mean the last day of the Interest Period with respect to principal outstanding under a Base Interest Rate Loan. “Business Day” shall mean a day on which Bank is open for the funding of corporate loans, and, with respect to the rate of interest based on the LIBOR Rate, on which dealings in U.S. Dollar deposits outside of the United States may be carried on by Bank. “Credit Agreement” shall mean that certain Amended and Restated Credit Agreement dated as of October 24, 2007, by and between Borrower and Bank, as amended and as at any time further amended, supplemented or otherwise modified or restated. “Interest Period” shall mean, with respect to any Base Interest Rate Loan, any calendar period of one (1) month, three (3) months, six (6) months, nine (9) months or, subject to availability, twelve (12) months. In determining an Interest Period, a month means a period that starts on one Business Day in a month and ends on and includes the day preceding the numerically corresponding day in the next month. For any month in which there is no such numerically corresponding day, then as to that month, such day shall be deemed to be the last calendar day of such month. Any Interest Period which would otherwise end on a non-Business Day shall end on the next succeeding Business Day, unless that is the first day of a month, in which event such Interest Period shall end on the next preceding Business Day. In no event shall any Interest Period extend beyond the Revolving Credit Commitment Termination Date. “Leverage Ratio” shall have the meaning assigned to such term in the Credit Agreement. “LIBOR Rate” shall mean a per annum rate of interest (rounded upward, if necessary, to the nearest 1/100 of 1%) at which Dollar deposits, in immediately available funds and in lawful money of the United States would be offered to Bank, outside of the United States, for a term coinciding with the Interest Period selected by Borrower and for an amount equal to the amount of principal covered by Borrower’s interest rate selection, plus Bank’s costs, including the cost, if any, of reserve requirements. “Obligor” shall mean Borrower and any guarantor, co-maker, endorser or any person or entity other than Borrower providing security for this Note under any security agreement, guaranty or other agreement between Bank and such guarantor, co-maker, endorser or person or entity, including their successors and assigns. “Origination Date” shall mean the first day of any Interest Period. “Reference Rate” shall mean the rate announced by Bank from time to time at its corporate headquarters as its Reference Rate. The Reference Rate is an index rate determined by Bank from time to time as a means of pricing certain extensions of credit and is neither directly tied to any external rate of interest or index nor necessarily the lowest rate of interest charged by Bank at any given time. “Reference Rate Loan” shall mean amounts outstanding under this Note that bear interest at the Reference Rate.
MOTORCAR PARTS OF AMERICA, INC.

By	/s/ Selwyn H. Joffe Selwyn H. Joffe Chairman, President and Chief Executive Officer

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